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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                         World Commerce Online, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   98144Q10
           -------------------------------------------------------
                                (CUSIP Number)

                            Juan Carlos Campuzano
                     Interprise Technology Partners, L.P.
                     1001 Brickell Bay Drive, 30th Floor
                             Miami, Florida 33131
                                (305) 374-6808
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 12, 2001
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(d), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D/A

-----------------------------                          ------------------------
CUSIP No.  98144Q10                                    Page  2  of 16  Pages
-----------------------------                          ------------------------

         This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of World Commerce Online, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by each of the following persons: (1) Interprise Technology Partners, L.P., a Delaware limited partnership ("ITP"), by virtue of its direct beneficial ownership of the Issuer's Common Stock; (2) Miller Technology Management, L.P., a Delaware limited partnership ("Miller Technology"), as the sole general partner of ITP;
(3) MTM I, LLC, a Delaware limited liability company ("MTM"), as the sole general partner of Miller Technology; (4) Edmund R. Miller, an individual, as a managing member of MTM; and (5) David R. Parker, an individual, as a managing member of MTM. Messrs. Miller and Parker constitute all of the managing members of MTM. This Amendment No. 1 is being filed to amend the
Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on February 26, 2001 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.


ITEM 4   PURPOSE OF TRANSACTION

         Item 4 hereby is amended to add the following information:

         On March 12, 2001, Robert Shaw resigned from his position as chairman of the board of directors of the Issuer and Michael Poole resigned from his position as the chief executive officer of the Issuer. Both Mr. Shaw and Mr. Poole will remain directors of the Issuer. On the same day, to fill the vacancies in the Issuer's executive offices, the board of directors of the Issuer appointed David R. Parker as the Issuer's chairman of the board and Joseph Dugan as the Issuer's chief executive officer. Currently, Mr. Dugan serves as both the chief executive officer and the president of the Issuer.


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                Description
-------                                -----------
1.      Joint Filing Agreement and Power of Attorney, dated March 12, 2001, among
        Interprise Technology Partners, L.P., Miller Technology Management, L.P.,
        MTM I, LLC, Edmund R. Miller and David R. Miller.

2. Form of Warrant in favor of Interprise Technology Partners, L.P. issued by World Commerce Online, Inc., dated January 30, 2001.*

3.      Form of Loan and Pledge Agreement, dated January 30, 2001, by and between
        World commerce Online, Inc., as borrower, and Interprise Technology
        Partners, L.P., as lender.*

4.      Amendment Number One to the Amended and Restated Registration Rights
        Agreement, dated December 6, 2000, by and among World Commerce Online,
        Inc., Interprise Technology Partners, L.P., and certain other stockholders.*

5.      Summary Terms and Conditions for Proposed Investment in World Commerce
        Online, Inc.--Series D Convertible Preferred Stock, dated October 2,
        2000, by and between World Commerce Online, Inc. and Interprise
        Technology Partners, L.P.*

----------------

* Incorporated by reference to Exhibit 1 to the Schedule 13D of the Reporting Persons with respect to the Common Stock of the Issuer, filed on February 26, 2001.

-----------------------------                          ------------------------
CUSIP No.  98144Q10                                    Page  3  of  5  Pages
-----------------------------                          ------------------------

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 12, 2001                Interprise Technology Partners, L.P.
                                     By: Miller Technology Management, L.P.,
                                         its General Partner
                                         By: MTM I, LLC, its General Partner

                                     /s/ JUAN CARLOS CAMPUZANO
                                     ----------------------------------------
                                     David R. Parker, Managing Member
                                     By: Juan Carlos Campuzano
                                         Attorney-in-fact

Date:  March 12, 2001                Miller Technology Management, L.P.
                                     By:  MTM I, LLC, its General Partner

                                     /s/ JUAN CARLOS CAMPUZANO
                                     ----------------------------------------
                                     David R. Parker, Managing Member
                                     By: Juan Carlos Campuzano
                                         Attorney-in-fact

Date:  March 12, 2001                MTM I, LLC

                                     /s/ JUAN CARLOS CAMPUZANO
                                     ----------------------------------------
                                     David R. Parker, Managing Member
                                     By: Juan Carlos Campuzano
                                         Attorney-in-fact

Date:  March 12, 2001                /s/ JUAN CARLOS CAMPUZANO
                                     ----------------------------------------
                                     Edmund R. Miller
                                     By: Juan Carlos Campuzano
                                     Attorney-in-fact

Date:  March 12, 2001                /s/ JUAN CARLOS CAMPUZANO
                                     ----------------------------------------
                                     David R. Parker
                                     By: Juan Carlos Campuzano
                                         Attorney-in-fact
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CUSIP No.  98144Q10                                    Page  4  of  5  Pages
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                                EXHIBIT INDEX

Exhibit                              Description
-------                              -----------
1.     Joint Filing Agreement and Power of Attorney, dated March 12, 2001, among Interprise Technology Partners, L.P., Miller Technology
       Management, L.P., MTM I, LLC, Edmund R. Miller and David R. Parker.

2. Form of Warrant in favor of Interprise Technology Partners, L.P. issued by World Commerce Online, Inc., dated January 30, 2001.*

3. Form of Loan and Pledge Agreement, dated January 30, 2001, by and between World commerce Online, Inc., as borrower, and Interprise
       Technology Partners, L.P., as lender.*

4.     Amendment Number One to the Amended and Restated Registration Rights
       Agreement, dated December 6, 2000, by and among World Commerce Online,
       Inc., Interprise Technology Partners, L.P., and certain other stockholders.*

5.     Summary Terms and Conditions for Proposed Investment in World Commerce
       Online, Inc.--Series D Convertible Preferred Stock, dated October 2,
       2000, by and between World Commerce Online, Inc. and Interprise
       Technology Partners, L.P.*

----------------
* Incorporated by reference to Exhibit 1 to the Schedule 13D of the Reporting Persons with respect to the Common Stock of the Issuer, filed on February 26, 2001.